Exhibit 99.1

Sierra Metals Updates the Mineral Resource Estimate for Its Bolivar Mine, Mexico

UPDATED MINERAL RESOURCE AND RESERVE ESTIMATE TO BE ISSUED IN Q1 2020 WHICH WILL INCLUDE ADDITIONAL DRILLING AND INFORMATION FROM A LITHO-STRUCTUAL MODEL

TORONTO--(BUSINESS WIRE)--December 31, 2019--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has updated its Mineral Resource at the Company’s Bolivar Mine, located in Chihuahua State, Mexico.

The updated Mineral Resource Estimate disclosed herein is the result of drilling programs completed between November 2017 and September 2019, as well as production data up to September 2019; this Mineral Resource update includes 13,698 metres of infill drilling and 41,553 metres of exploration drilling. Subsequent to the cut-off date of September 30, 2019 the updated Resource statement does not include approximately 1,377 metres infill drilling and 4,149 metres exploration drilling some of which is in the process of being drilled with an aim to further expand the resources and reserves at the Bolivar mine. These additional infill and exploration drill meters completed after the September 30, 2019 cut-off date will be included in the next Mineral Resource and Reserve update.

Work has already commenced on the next updated Mineral Resource and Reserve Update for the Bolivar Mine which is expected to be released before the end of Q1 2020. The update will not only include additional drilling completed during Q4 2019 but will also take advantage of new information which will be provided from an additional litho-structural model.

Press Release Highlights:

  Total Indicated Mineral Resources for Bolivar are 11.63 million tonnes averaging 0.95% copper, 18.1 g/t silver and 0.24 g/t gold or 1.17% CuEq which represents a 12% overall tonnage decrease from the previous Indicated Resource Estimate, but which includes depletions since the previous Resource Update. Metal grades were also reduced by 9% for copper, 20% for silver and 17% for gold.
  Total Inferred Mineral Resources for Bolivar are 16.69 million tonnes averaging 0.93% copper, 16.8 g/t silver and 0.30 g/t gold or 1.16% CuEq which represents a 108% overall tonnage increase from the previous Inferred Resource Estimate. Metal grades were reduced by 3% for copper, 25% for silver and 29% for gold.
  The updated Mineral Resource Estimate varies from the 2017 Technical Report due to a variety of factors, including: a reduction in the Net Smelter Return (NSR) cut off grades resulting in lower value material, increased commodity prices* and depletion by production since the Report was completed.
  The updated Mineral Resource Estimate has incorporated new exploration drilling, sampling, and face mapping information into the geologic interpretation and grade estimations providing more refined resource models.

* Metal price assumptions considered for the calculation of unit values are: Silver (US$/oz 17.82), Copper (US$/lb 3.08), Gold (US$/oz 1,354.00)

Igor Gonzales, President and CEO of Sierra Metals Inc. commented: “We are satisfied with the updated Mineral Resource report for the Bolivar mine and the quality of the defined areas within the report like the recent Yauricocha Mineral Resource update, we have incorporated improved methodologies to provide us with a higher quality and better refined Mineral Resource. Since the latter part of 2017, the Company has been executing on a 55,251 meter drilling campaign, with a significant portion of the program already completed. Drilling has occurred at Bolivar West, Bolivar Northwest and El Gallo Inferior zones. Currently, these high-value targets continue to be defined and subsequent exploration programs planned with a goal of increasing tonnage and grades at Bolivar.”

He continued “The planned Mineral Resource and Reserve Update, which is currently underway, will include additional drilling and take advantage of new information that we hope will provide for a positive outcome with respect to tonnage and grades included in the report, as the litho-geologic model is expected to upgrade a portion of our now significantly increased inferred resources into the indicated category.”

An updated Preliminary Economic Assessment (PEA) is expected to be released in Q3 2020 for the Bolivar Mine. The PEA will study and present an opportunity for increased tonnage throughput at the Bolivar Mine in excess of the 5,000 tonne per day level, which is expected to be reached by the end of 2020.

This Mineral Resources Estimate incorporates new exploration and infill drilling, reduced operational costs, higher commodity price assumptions, sampling, face mapping information into the geologic interpretations, and grade estimations which have resulted in a further refinement of the ore body. It is Management’s view that the resulting Mineral Resource Estimate reflects the ongoing efforts by the Company to achieve good value from the Bolivar asset, given the current operating and metal price environment.

Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Cliff Revering, P.Eng of SRK Consulting (Canada.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

SRK has worked with Sierra Metals/Dia Bras personnel to develop the mineralization models, estimations, and reporting criteria for mineral resources at Bolivar. Mineralization models were developed by Sierra Metals and were modified and reviewed by SRK. In all, there are nineteen individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. The block models were created by SRK and have been estimated using a combination of inverse distance and ordinary kriging methods. The mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

SRK is of the opinion that the mineral resource estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Bolivar deposit.

The September 30, 2019, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 1. These resources have been stated in unmined areas of the deposits.

Table 1: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2019 – SRK Consulting (Canada), Inc.

Resources - Indicated							Contained Metal
		Tonnes	Cu	Ag	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)%		g/t	g/t	%	M oz	M lb	K oz	M lb
Bolivar	Measured	0
	Indicated	11.63	0.95	18.1	0.24	1.17	6.8	244.3	90.4	300.1

Resources - Inferred							Contained Metal
		Tonnes	Cu	Ag	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)%		g/t	g/t	%	M oz	M lb	K oz	M lb
Bolivar
	Inferred	16.69	0.93	16.8	0.30	1.16	9.0	342.1	162.7	428.1

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures rounded to reﬂect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.
(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$15.27/t), processing costs (US$8.35/t), and general and administrative costs (US$0.63/t).
(3) CuEq figures do not include Cu recovery, but include Ag and Au recoveries
* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.08, Silver (Ag): US$/oz 17.82, and Gold (Au): US$/oz 1,354.00.
** Metallurgical recovery assumptions are 88% Cu, 78.6% Ag, and 62.9% Au.

Table 2: 2019 Mineral Resource Estimate % differences from the Prior Estimate (October 2017):

Resources - Indicated							Contained Metal
		Tonnes	Cu	Ag	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)%		g/t	g/t	%	M oz	M lb	K oz	M lb
Bolivar	Measured
	Indicated	-12%	-9%	-20%	-17%	-11%	-29%	-19%	-27%	-22%

Resources - Inferred							Contained Metal
		Tonnes	Cu	Ag	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)%		g/t	g/t	%	M oz	M lb	K oz	M lb
Bolivar
	Inferred	108%	-3%	-25%	-29%	-9%	56%	102%	50%	89%

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Americo Zuzunaga
VP, Corporate Planning
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777